Exhibit (a)(5)(xxxii)

Laurence D. King (SBN 206423)
lking@kaplanfox.com
Louis A. Kessler (SBN 243703)
lkessler@kaplanfox.com
KAPLAN, FOX & KILSHEIMER, LLP
350 Sansome Street, Suite 400
San Francisco, CA 94104
Telephone: 415-772-4700
Facsimile: 415-772-4707

Peter D. Bull pdb@nyclasslaw.com Joshua M. Lifshitz jml@nyclasslaw.com BULL & LIFSHITZ, LLP 18 East 41st Street New York, NY 10017 Telephone: 212-213-6222 Facsimile: 212-213-9405
Attorneys for Plaintiff
E-filing    JL
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

ERNEST GOTTDIENER, on behalf of himself and all others similarly situated,	CASE NO. CV 08 3753

Plaintiff,	CLASS ACTION

v.	COMPLAINT FOR BREACH OF
FIDUCIARY DUTY
ARTHUR D. LEVINSON, Ph.D., CHARLES A. SANDERS, M.D., JONATHAN K.C. KNOWLES, Ph.D., WILLIAM M. BURNS, ERICH HUNZIKER, Ph.D., HERBERT W. BOYER, Ph.D., DEBRA L. REED, GENENTECH, INC. and ROCHE HOLDING AG,
DEMAND FOR TRIAL BY JURY

Defendants.
COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     Plaintiff Ernest Gottdiener (“Plaintiff or “Plaintiff Gottdiener”), by his attorneys, alleges upon information and belief, except as to ¶2 hereof, which is alleged upon knowledge, as follows:
PARTIES
     1. Plaintiff Gottdiener brings this action pursuant to the Rules of this Court on his own behalf and as a class action on behalf of all persons, other than Defendants and those in privity with Defendants, who own the common stock of Genentech, Inc. (“Genentech” or the “Company”).
     2. Plaintiff Gottdiener, a citizen of Florida, has been the owner of the common stock of Genentech since prior to the transaction herein complained of and continuously to date.
     3. Defendant Genentech is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 1 DNA Way, South San Francisco, California. Genentech engages in the discovery, development, manufacture, and commercialization of pharmaceutical products in the United States. It markets Avastin (bevacizumab) for the treatment of metastatic cancer of the colon or rectum and metastatic non-squamous non-small cell lung cancer; Rituxan (rituximab) to treat B-cell non-Hodgkin’s lymphoma; Herceptin (trastuzumab) for treating node-positive or node-negative breast cancer; and Lucentis (ranibizumab) for treating neovascular (wet) age-related macular degeneration. The Company also commercializes Xolair (omalizumab) for adults and adolescents with asthma; Tarceva (erlotinib) for the treatment of metastatic non-small cell lung cancer, as well as in combination with gemcitabine chemotherapy for the first-line treatment of metastatic pancreatic cancer; and Nutropin and Nutropin AQ growth hormone products for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation, short stature associated with turner syndrome, and long-term treatment of idiopathic short stature. In addition, it offers Activase for the treatment of acute myocardial infarction (heart attack), acute ischemic stroke (blood clots in the brain), and acute massive pulmonary embolism (blood clots in the lungs); TNKase (tenec teplase) to treat heart attack; Cathflo Activase for the restoration of function to central venous access devices in adult and pediatric patients; Pulmozyme for the treatment of cystic fibrosis; and Raptiva (efalizumab) to treat chronic moderate-to-severe plaque psoriasis in adults. The Company sells its products to wholesalers, specialty distributors, or directly to hospital

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

pharmacies. It has collaborations with co-defendant Roche Holding AG (hereafter “Roche”); Biogen Idec, Inc.; Novartis Pharma AG; Seattle Genetics, Inc.; Inotek Pharmaceuticals; and OSI Pharmaceuticals, Inc. Roche is the beneficial owner of more than 587 million Genentech common shares, or approximately 55.8% of Genentech’s outstanding stock. In addition to Roche’s control by virtue of its ownership interest, Roche also controls the Company by virtue of its agreements as referred to in ¶¶23-28.
     4. Defendant Arthur D. Levinson, Ph.D. (“Levinson”), a U.S. citizen and resident of Hillsborough, California, was appointed Chairman of the Board of Directors of Genentech in September 1999 and was elected its Chief Executive Officer and a director of the Company in July 1995. Since joining the Company in 1980, defendant Levinson has been a Senior Scientist, Staff Scientist and the director of the Company’s Cell Genetics Department. He was appointed Vice President of Research Technology in April 1989, Vice President of Research in May 1990, Senior Vice President of Research in December 1992, Senior Vice President of Research and Development in March 1993 and President in July 1995. Defendant Levinson also serves as a member of the Boards of Directors of Apple Computer, Inc. and Google, Inc.
     5. Defendant Charles A. Sanders, M.D. (“Sanders”), a U.S. citizen and resident of Durham, North Carolina and Orleans, Massachusetts, who is currently retired, was elected a director of Genentech in August 1999 and the lead director of the Board in February 2003. He served as Chief Executive Officer of Glaxo Inc., a pharmaceutical company, from 1989 to 1994, and was the Chairman of the Board of Glaxo Inc. from 1992 to 1995. He also has served on the Board of Directors of Glaxo plc. Defendant Sanders is a member of the Boards of Directors of Vertex Pharmaceuticals, Biopure Corporation (retiring from the Biopure Board as of April 4, 2007), Cephalon, Inc., and Icagen, Inc.
     6. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”), a British citizen, was elected a director of Genentech in February 1998. He joined The Roche Group as Head of Global Research in September 1997 and became Head of Group Research in July 2007. In January 1998, he became a member of the Corporate Executive Committee of The Roche Group. Defendant Knowles also

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, defendant Knowles is a designee of Roche.
     7. Defendant William M. Burns (“Burns”), a British citizen, was elected a director of Genentech in April 2004. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. From 2001 to December 2004, Burns served as Head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Burns served as Head of Europe and International Business of Roche Pharmaceuticals. From 1991 to 1998, Burns served as Global Head of Strategic Marketing and Business Development for Roche Pharmaceuticals. Burns is a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Burns is a designee of Roche.
     8. Defendant Erich Hunziker, Ph.D. (“Hunziker”), a citizen of Switzerland, was elected a director of Genentech in April 2004. He joined The Roche Group as Chief Financial Officer in 2001 and was elected to the Corporate Executive Committee of The Roche Group at that time. In January 2005 he was appointed Deputy Head of the Executive Committee. Prior to joining The Roche Group, from 1998 until 2001, defendant Hunziker was Chief Executive Officer of the Diethelm Group and Diethelm Keller Holding Ltd. Defendant Hunziker joined Corange Ltd (holding company of Boehringer Mannheim Group) where he was appointed Chief Financial Officer in 1997. Defendant Hunziker is a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Hunziker is a designee of Roche.
     9. Defendant Herbert W. Boyer, Ph.D. (“Boyer”), a U.S. citizen and resident of Rancho Santa Fe, California, a founder of Genentech who is currently retired, had been a director of Genentech since 1976 when he resigned from the Board in June 1999 in connection with the redemption of special common stock. He was reelected to the Board in September 1999. He served as a Vice President of Genentech from 1976 to 1991. Defendant Boyer, a Professor of Biochemistry at the University of California at San Francisco from 1976 to 1991, demonstrated the usefulness of recombinant DNA technology to produce medicines economically, which laid the

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

groundwork for Genentech’s development. Defendant Boyer has received numerous awards for his research, including the BayBio Pantheon Lifetime Achievement Award in 2005, the National Medal of Science from President George Bush in 1990, the National Medal of Technology in 1989 and the Albert Lasker Basic Medical Research Award in 1980. He is an elected member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences. In 2001, defendant Boyer was elected to the National Inventors Hall of Fame. In addition, Dr. Boyer serves as Vice-Chairman of the Board of Directors of Allergan, Inc.
     10. Defendant Debra L. Reed (“Reed”), a U.S. citizen and resident of Rancho Santa Fe, California, was elected a director of Genentech in August 2005. She is President and Chief Executive Officer of San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas), Sempra Energy’s California regulated utilities. Previously defendant Reed served as President and Chief Operating Officer of SDG&E and SoCalGas from 2004 until 2006; President and Chief Financial Officer of SDG&E and SoCalGas from 2002 until 2004; and President of SDG&E from 2000 to 2002. Defendant Reed has also served as President of Energy Distribution Services at SoCalGas, and has held other leadership positions at SoCalGas. Reed serves on the Boards of Directors of Halliburton Company, SDG&E and SoCalGas.
     11. Given the above-referenced interrelationships between each other as well as with Roche, it was apparent that, at the level of the Board of Directors, Genentech was dominated if not absolutely controlled by Roche.
     12. The Individual Defendants named in ¶¶4 -10 above are collectively referred to herein as the “Individual Defendants.”
     13. Genentech, the Individual Defendants and Roche are collectively referred to herein as “Defendants.”
     14. Defendant Roche (i.e., Roche Holding AG, as defined above) is located in Basel, Switzerland. Roche, a subsidiary of F. Hoffman-La Roche Ltd., is one of the world’s leading research-focused healthcare groups in the fields of Pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the group contributes on a broad range of fronts to

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. As of January 31, 2008, Roche was the beneficial owner of more than 587 million Genentech common shares, and approximately 55.8% of Genentech’s total outstanding stock.
JURISDICTION AND VENUE
     15. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C. §1332(a)(2). Diversity exists between Plaintiff and each Defendant, and the amount in controversy exceeds $75,000. This Action is not collusive, designed to confer jurisdiction on a court of the United States it would otherwise not have.
     16. Venue is proper in this District pursuant to 28 U.S.C. §139l(b) insofar as many of the acts and practices complained of herein occurred in this District. Defendant Genentech is headquartered in this District, and one or more Defendants either reside in or maintain executive offices in this District.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on his own behalf and as a class action on behalf of all common stockholders of Genentech, or their successors in interest, who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants.
     18. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2008, the Company had outstanding 1,050,891,782 shares of common stock.
     19. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Genentech in

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

violation of the laws of the State of Delaware in order to enrich Roche at the expense and to the detriment of the Plaintiff and the other public stockholders who are members of the Class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the Plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
     20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
     21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     22. Defendants have acted in a manner which affects Plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
BACKGROUND
     23. Roche is the majority shareholder of Genentech. In the early 1990’s, Roche acquired approximately 56% of the Company’s common stock. In June 1999, the Company redeemed all of its callable putable common stock (“Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of the company’s Special Common Stock was 100%.
     24. In July and October of 1999 and March 2000, Roche completed public offerings of the Company’s common stock. At the conclusion of these public offerings in March 2000, Roche’s

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

ownership of the Company’s common stock was 58.9%. On December 31, 2007, Roche’s ownership of the Company’s common stock was 55.8%.
     25. During the period that Roche owned all of the Company’s outstanding equity, the Company amended its Certificate of Incorporation and entered into an affiliation agreement with Roche that enabled the Company’s current management to conduct its business and operations as the Company had done in the past while at the same time reflecting Roche’s ownership (the “Affiliation Agreement”). The Affiliation Agreement is for the exclusive benefit of Roche and can be amended at any time by Roche and the Company. The Company also amended its bylaws to provide Roche with certain proportional representation rights with respect to membership on the Company’s Board of Directors and committees.
     26. The Company’s Amended and Restated Certificate of Incorporation provides that the provisions of the bylaws described under “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Membership of Committees” and “Nomination of Directors,” may be repealed or amended only by a 60% vote of the Company’s stockholders. However, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is less than 5%, may be repealed or amended only by a 90% vote of the Company’s stockholders. Other provisions of the Affiliation Agreements in connection with certain actions and licensing and marketing agreements will terminate if Roche owns less than 40% of the Company’s stock.
     27. In addition, the Company filed its Annual Report on February 28, 2008 where it further described Roche’s position of control and influence over the Genentech Board:
Roche Holdings, Inc., our controlling stockholder, may seek to influence our business in a manner that is adverse to us or adverse to other stockholders who may be unable to prevent actions by Roche Holdings, Inc.
As our majority stockholder, RHI controls the outcome of most actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our Board of Directors shall consist of at least three directors designated by RHI, three independent directors nominated by the Nominations Committee, and one Genentech executive officer nominated by the Nominations Committee. Our bylaws also provide that

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

RHI will have the right to obtain proportional representation on our Board until such time that RHI owns less than five percent of our stock. Currently, three of our directors — Mr. William Burns, Dr. Erich Hunziker, and Dr. Jonathan K.C. Knowles — also serve as officers and employees of Roche. As long as RHI owns in excess of 50 percent of our Common Stock, RHI directors will be two of the three members of the Nominations Committee. Our certificate of incorporation includes provisions related to competition by RHI affiliates with Genentech, offering of corporate opportunities, transactions with interested parties, intercompany agreements, and provisions limiting the liability of specified employees. We cannot assure that RHI will not seek to influence our business in a manner that is contrary to our goals or strategies or the interests of other stockholders. Moreover, persons who are directors of Genentech and who are also directors and/or officers of RHI may decline to take action in a manner that might be favorable to us but adverse to RHI.
(Emphasis added.)
BUSINESS COMBINATIONS WITH ROCHE
     28. Pursuant to an agreement made with Roche in connection with the 1990 Genentech intial public offering, Roche has agreed that, as a condition to any merger of the Company with Roche or its affiliates or the sale of substantially all of the Company’s assets to Roche or its affiliates, either:
•	the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

•	in the event a favorable vote is not obtained, the value of the consideration to be received by the holders of the common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
Roche has agreed that it will not sell any shares of our common stock in the 90 days immediately preceeding any proposal by Roche for a merger with us.
Roche has also agreed that in the event of any merger of Genentech with Roche or its affiliates or sale of substantially all of our assets to Roche or its affiliates, each unvested option then outstanding under our stock option plans will either

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

- become exchangeable upon the consummation of the transaction for deferred cash compensation, which vests on the same schedule as the shares of common stock covered by the option, having a value equal to the product of (A) the number of shares covered by the option and (B) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of shares of common stock other than Roche in the transaction, minus the exercise price per share under the option; or
- be canceled in exchange for a replacement option to purchase stock of the surviving corporation in the transaction with the terms of the option to provide value equivalent, as determined by Roche in its reasonable discretion, to that of the canceled option.
Genentech, Inc. Registration Statement (Form S-3) (June 14, 1999).
     29. Roche, as controlling shareholder, stands in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said Defendant owes the public shareholders of Genentech the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.
CLAIM FOR RELIEF
     30. On July 21, 2008, Roche announced that it has proposed to acquire the outstanding publicly held interest in Genentech for $89.00 per share in cash, or a total payment of approximately $43.7 billion to equity holders of Genentech other than Roche (the “Proposed Transaction” or the “Proposal”).
     31. On the same day, Genentech announced that Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to determine what action to take with respect to the Proposal in spite of the negative reaction of analysts and the Company’s shareholders.
     32. According to the Company’s press release announcing receipt of the Proposal, Genentech’s alleged three independent directors on its seven-member board will review Roche’s offer and decide whether to recommend it to shareholders. Roche needs more than 50% of non-Roche shareholders to approve the deal.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     33. Genentech is a great commercial-success story. The Company posted total 2007 revenue of $11.7 billion driven to a great extent by the success of the Company’s BioOncology franchise (just over $7 billion in 2007). A key differentiating factor for Genentech within the biotech space is the diversity of its revenue sources. The Company has 13 marketed products and a royalty stream coming from numerous other marketed products. Genentech has a strong, mature pipeline. With a multitude of discrete clinical programs, and several products in late-stage clinical development, Genentech has one of biotech’s strongest, most well-balanced pipelines.
     34. On July 21, 2008, in numerous interviews with Roche executives they laid out their reasons for the Merger. According to Roche executives, Roche wants to capture all of Genentech’s profits and achieve cost savings of as much as $850 million annually by combining the two companies’ clinical research teams and sales, manufacturing and administrative departments in the U.S. More importantly, it wants to foster greater cooperation between Genentech’s and its own scientists, because both sides have know-how and technology that can be of use to the other. Specifically, Bill Burns, head of Roche’s pharmaceutical unit stated, “[i]nstead of having to be with a Chinese wall... we can bring all those creative juices within the house.”
     35. Roche left the door open for a price increase, stating: “The precise terms of the transaction, as well as the conditions to its consummation, will be determined through negotiations with the independent directors.”
     36. On July 21, 2008, The Wall Street Journal reported that “Roche has become increasingly dependent on Genetech’s stable of cancer drugs for both sales and profits in recent years.” In fact Genentech contributed nearly a third of Roche’s total sales of approximately $45 billion.
     37. The Proposed Transaction was poorly received by the analysts. Analysts asserted that the offer provided grossly inadequate consideration for shareholders of Genentech. Almost unanimously they called the Proposed Transaction “opportunistic” and well below fair value in a change of control context.
          a. On the same day of the announced Proposal, a Lehman Brothers analyst issued a report stating that:

In assessing the valuation of comparables, historical acquisition premiums and LEH PharmaPipelines NPV, we believe that a DNA [Genentech] counter proposal of $120 would be reasonable and estimate an ultimate purchase price of $105 assuming an equitable negotiation process.
(Emphasis added.)
          b. Jay Markowitz, a research analyst at T. Rowe Price Associates, which owns about 16.5 million shares in Genentech, commented on Genetech’s share price that had risen $12.06, or 14.74%, to close at $93.88 on July 21, 2008 on news of the Roche offer:
I think the market is telling you that they view the offer as an inadequate reflection of Genentech’s value.
(Emphasis added.)
          c. Similarly, Wegelin & Co. analysts stated that:
The takeover of the innovative oncology powerhouse could really pay off for the Basel company in the mid-term. The timing looks opportune given the current low U.S. dollar.
(Emphasis added.)
          d. Geoffrey Porges, analyst at Bernstein Research in New York, stated that “Roche is clearly being opportunistic,” and that “this is going to be an interesting battle.” He also noted that “this offer substantially undervalues Genentech” and he raised his DNA price target to $101. In a strongly-worded research note to clients, Porges added:
The deal causes an irrevocable breach in relations between Genentech and Roche.... If this deal closed, we believe Roche will be judged in the future to have killed one of the great research entities in the industry’s history, and the golden goose that has fueled much of Roche’s growth in an effective and symbiotic way.
(Emphasis added.)
          e. Jason Zhang, analyst at BMO Capital Markets, also commented on the offer in a research note:

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Although there is not a perfect formula for biotech acquisitions, some of the recent deals pushed the price-to- sales-multiple to 10, exemplified by AstraZeneca’s acquisition of Medlmmune. Given that Roche already owns 56 percent of Genentech and it is unlikely any other big pharma company would bid for it, Roche will not have to pay the highest price. Therefore, we think a price increase to around $100 may get the deal through.
(Emphasis added.)
          f. Deutsche Bank analyst Mark Schoenebaum said recent takeover deals involving biotech companies with larger capitalizations have been done at one-day stock price premiums of about 25%.
          g. Oppenheimer & Co. analyst Bret Holley said Roche was trying to take advantage of promising new uses for Genentech-produced colorectal cancer drug Avastin. Holley also estimated Roche would have to pay a much richer premium of 25% to 35%-or $102 to $110 a share-to land a jewel like Genentech.
We believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap... we would be very surprised if $89/share is deemed acceptable.
(Emphasis added.)
          h. Morgan Stanley analyst Steven Harr also criticized Roche’s offer and said Roche’s offer was 23 times Genentech’s expected 2009 price/earnings multiple, compared with rivals such as ImClone Systems and Celgene, for which his expected 2009 price/earnings multiples were 40 times and 32 times, respectively:
Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario... and... is less than the average trading multiple of large cap biotechs....
We do not expect shareholders and Genentech’s board of directors to vote in favor of this offer unless there is a significant increase in value....
(Partial emphasis added.)
          i. Geoffrey Meacham, JPMorgan analyst, further commented on the offer:

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

In our view, the financial/operational synergies are clear.... That said, we believe the offer substantially undervalues Genentech’s pipeline, particularly the Avastin opportunity for adjuvant colon as well as breast, prostate and [non- small cell lung cancer].
(Emphasis added.)
          j. In an investor note, Rodman & Renshaw analyst Michael King criticized the offer:
[T]he $89 opening bid is laughable, and, given the pre-market’s reaction in the stock, investors seem to agree. The premium offered to shareholders is, in our opinion, completely inadequate and unacceptable.... Typically, takeover premiums in this sector run between 30% and 50%. Based on the closing price of $81.82, this would place a takeover value on Genentech shares of between $106-$123. We would argue that, given the value of the Genentech franchise, a premium ought to be at the higher end of this range in order to be fair to all shareholders.
(Emphasis added.)
     38. In similar deals so far this year, where a majority shareholder has bought the rest of a company’s stock, the average premium offered has been 21%, according to Dealogic, well above the 9% premium that Roche is offering for Genentech shares.
     39. According to Credit Suisse, the modest premium offered by Roche compares with an average of 63% for recent pharmaceutical buys of biotech companies. A more typical 35%-60% 30-day premium seen in other acquisitions would support a purchase price for Genentech shares of $123 per share and a 50%-100% premium to PharmaPipelines NPV of $70 could support a purchase price as high as $140 per share. A comparable 10.7x multiple afforded Medlmmune by Astra Zeneca could support a purchase price of $131.
     40. Under the circumstances and facts of the Proposed Transaction, the Individual Defendants’ decision to consider the Proposed Transaction, rather than immediately reject it, is a breach of fiduciary duty to Plaintiff and the Class.
     41. Should Roche fail to win majority approval, it has an alternate route to secure a takeover of Genentech: According to their agreement, as indicated in ¶28 above, Roche could choose to pay a price determined by two outside investment banks to secure full ownership.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     42. Roche’s offer was specifically timed in order to exploit uncharacteristically low trading prices in Genentech’s common stock. Additionally, Roche’s share price has declined approximately 8% this year due to flagging profits as governments discontinued stockpiling Tamiflu, the influenza drug. Moreover, the weak dollar allows Roche to easily finance the Proposed Transaction.
     43. The Company continues to issue publicly-disseminated reports which indicate that Genentech’s financial base is strong and poised for further growth and stability.
     44. On July 14, 2008, Genentech announced financial results for the second quarter of 2008. Key results for the second quarter of 2008 include:
•	U.S. product sales of $2,351 million, a 9 percent increase from U.S. product sales of $2,149 million in the second quarter of 2007.

•	Non-GAAP operating revenue of $3,232 million, an 8 percent increase from operating revenue of $3,004 million in the second quarter of 2007; GAAP operating revenue of $3,236 million, an 8 percent increase from operating revenue of $3,004 million in the second quarter of 2007.

•	Non-GAAP net income of $871 million, a 4 percent increase from $834 million in the second quarter of 2007; GAAP net income of $782 million, a 5 percent increase from $747 million in the second quarter of 2007.

•	Non-GAAP earnings per share of $0.82, a 5 percent increase from $0.78 in the second quarter of 2007; GAAP earnings per share of $0.73, a 4 percent increase from $0.70 in the second quarter of 2007.
(Footnote ommited.)
     45. In fact, U.S. sales of Avastin rose 15.2%, to $650.0 million in the quarter, slightly above the consensus estimate. In addition, the Company’s rheumatoid arthritis and non-Hodgkin’s lymphoma treatment Rituxan posted sales of $651.0 million, up 11.9% from the year-prior period. Genentech’s overall sales rose 6.7% to $3.2 billion, matching the consensus estimate of analysts surveyed by Thomson Financial. Earnings rose to $782.0 million, or $0.73 per share, from $747.0 million, or $0.70 per share, a year earlier. Excluding special items, Genentech earned $0.82 per

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

share. Analysts surveyed by Thomson Financial had expected $0.86 per share. Genentech raised its full-year earnings forecast to a range of $3.40 to $3.50 a share, up from $3.35 to $3.45.
     46. The self-dealing inherent in the Roche Proposal has been admitted by both parties to the Proposed Transaction. In a press release of July 21, 2008, which was authorized by the Defendant directors, the Company announced that the Genentech Board of Directors, excluding the three Roche directors, will thoroughly evaluate the offer. The belief that there was the specter of rampant conflicts of interest and self-dealing regarding the offer was further confirmed by way of the various agreements between Roche and the Company as described above in ¶¶23-28. Moreover, Roche will enjoy pretax cost savings of roughly $740 million to $850 million annually if Proposed Transaction takes place which will add considerably to earnings per share in the first year after the deal closes.
     47. In addition, shares of Genentech traded at almost $100 per share several years ago, approximately $10 per-share above the Proposed Transaction’s consideration. Currently Genentech shares trade at approximately $93 per share, $4 per share above the Proposed Transaction’s consideration.
     48. Given the foregoing, the price of $89.00 per share offered to the Class members is unconscionable, unfair and grossly inadequate consideration and has been the object of manipulation because, among other things: (a) the intrinsic value of the stock of Genentech is materially in excess of $89.00 per share, giving due consideration to the possibilities of growth and profitability of Genentech in light of its business, earnings and earnings power, present and future; (b) the $89.00 per share price is inadequate and offers an inadequate premium to the public stockholders of Genentech; and (c) the $89.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Roche to “cap” the market price of Genentech stock, as part of a plan for Defendants to obtain complete ownership of Genentech assets and business at the lowest possible price.
     49. Following the announcement of the Proposed Transaction to date, Genentech’s shares have risen as high as 15% above the price announced in connection with the Proposed Transaction.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     50. The bid serves no legitimate business purpose of Genentech, but rather is an attempt by Defendants to enable Roche to benefit unfairly from the transaction at the expense of Genentech’s public shareholders. The Proposed Transaction will, for a grossly inadequate consideration, deny Plaintiff and the other members of the Class their right to share proportionately in the future success of Genentech and its valuable assets, while permitting Roche to reap huge benefits from the transaction.
     51. The Individual Defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. Prior to agreeing to sell the Company, however, Defendants failed to conduct a bona fide market check or auction of the Company.
     52. By reason of the foregoing acts, practices and course of conduct, Roche has breached and will breach its duty as controlling stockholder of Genentech by engaging in improper overreaching in attempting to carry out the Proposed Transaction.
     53. By reason of the foregoing, the Individual Defendants have violated their fiduciary duties to Genentech and the remaining stockholders of Genentech in the event that they fail to oppose the bid on the terms presently proposed.
     54. Plaintiff and the Class have suffered and will suffer irreparable injury unless Defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.
     55. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Breach of Fiduciary Duty Against All Defendants
     56. Plaintiff adopts by reference herein as if set forth fully herein each and every allegation set forth in this Complaint.
     57. The Defendants, by engaging in fraud, self-dealing and/or unconscionable conduct, each have violated and breached their fiduciary duties of care, loyalty, candor and independence owed by each of them to each public shareholder of Genentech.
     58. By the acts, failures to act, transactions and courses of conduct alleged herein, each of these Defendants, acting individually and as a part of a common plan, are attempting to unfairly

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

deprive Plaintiff and other members of the Class of the benefit of a fair and valid process for consideration of the Proposed Transaction, for the consideration of other transactions with different terms and for the true and fair value of their investment in Genentech.
     59. Defendants are violating and breaching their fiduciary duties owed to Plaintiff and the Class while failing to act in good faith, failing to act in a manner reasonably believed to be in the best interests of the Company, and failing to act with the care an ordinarily prudent person in a like position would use under similar circumstances.
     60. As demonstrated by the allegations set forth herein, these Defendants each have breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genentech.
     61. As a result of the actions of these Defendants, Plaintiff and the Class will suffer irreparable injury.
     62. Unless enjoined by this Court, these Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction in an unfair manner as complained of herein, all resulting in the irreparable harm to Plaintiff and the Class.
COUNT II
Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Defendant Roche
     63. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     64. Each of the Defendants have aided and abetted the breaches of fiduciary duty alleged herein and owed to the public shareholders of Genentech, including Plaintiff and the members of the Class.
     65. The Individual Defendants owe to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     66. By committing the acts alleged herein, Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     67. Defendants conspired in or aided and abetted the breaches of fiduciary duties alleged herein, and were active and knowing participants in the breaches of fiduciary duties owed to Plaintiff and the members of the Class.
     68. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
     WHEREFORE, Plaintiff demands judgment against the Defendants jointly and severally, as follows:
          A. declaring this action to be a class action and certifying Plaintiff as a Class representative;
          B. enjoining, preliminarily and permanently, Roche’s offer for acquisition of the Genentech stock owned by Plaintiff and the other members of the Class under the terms presently proposed;
          C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;
          D. directing that Defendants pay to Plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
          E. awarding the Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and
          F. granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DATED: August 5, 2008	Respectfully submitted, KAPLAN FOX & KILSHEIMER LLP
	By:	/s/ Laurence D. King
Laurence D. King (SBN 206423)
lking@kaplanfox.com
Louis A. Kessler (SBN 243703)
lkessler@kaplanfox.com
KAPLAN, FOX & KILSHEIMER, LLP
350 Sansome Street, Suite 400
San Francisco, CA 94104
Telephone: 415-772-4700
Facsimile: 415-772-4707

Peter D. Bull
pdb@nyclasslaw.com
Joshua M. Lifshitz
jml@nyclasslaw.com
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, NY 10017
Telephone: (212) 213-6222
Facsimile: (212) 213-9405

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY